                                                                    EXHIBIT 99.2

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                       CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH (1)
OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30,
2007 AND FOR THE SIX MONTHS THEN ENDED AND RELATED NOTES INCLUDED IN THIS
REPORT; AND (2) OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES
INCLUDED IN OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006
AND THE OTHER INFORMATION CONTAINED IN SUCH ANNUAL REPORT, PARTICULARLY THE
INFORMATION UNDER THE CAPTION "OPERATING AND FINANCIAL REVIEW AND PROSPECTS".
OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL. DIFFERENCES BETWEEN ISRAELI
GAAP AND US GAAP AS THEY RELATE TO OUR FINANCIAL STATEMENTS ARE DESCRIBED IN
NOTE 4 TO OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS
OF JUNE 30, 2007 AND IN NOTE 19 TO OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

                                            SIX MONTHS ENDED
                                                JUNE 30,
                                           -----------------
                                            2007        2006
                                           -----       -----
                                              (UNAUDITED)
                                           -----------------

STATEMENT OF OPERATIONS DATA:

Total revenues                             100.0%      100.0%
Cost of total revenues                     126.8       157.2
                                           -----       -----
Gross loss                                 (26.8)      (57.2)
Research and development expenses, net       6.2         8.6
Marketing, general and administrative
expenses                                    13.5        13.4
                                           -----       -----
Operating loss                             (46.5)      (79.2)
Financing expense, net                     (17.3)      (31.8)
Other income, net                            0.1         0.7
                                           -----       -----
Loss                                       (63.7)%     (110.3)%
                                           =====       =====

SIX MONTHS ENDED JUNE 30, 2007 COMPARED TO SIX MONTHS ENDED JUNE 30, 2006

     REVENUES. Revenues for the six months ended June 30, 2007 increased by
40.1% to $112.7 million from $80.4 million for the six months ended June 30,
2006. This $32.3 million increase was mainly attributed to a higher volume of wafer shipments.

     COST OF TOTAL REVENUES. Cost of total revenues for the six months ended
June 30, 2007 amounted to $142.9 million, compared with $126.4 million for the six months ended June 30, 2006. This increase of 13% in cost of revenues, which is relatively low in relation to the 40% increase in sales, was mainly achieved due to (i) the Company's cost structure, according to which the Company has reasonable margins for each incremental dollar of revenue and (ii) a reduction in depreciation and amortization expenses, as described as follows. During the second quarter of 2007, the Company reassessed the estimated useful lives of its machinery and equipment and as a result, with effect from April 1, 2007, its machinery and equipment is to be depreciated over estimated useful lives of 7 years rather than 5 years prior to such date. The change reflects the Company's best estimate of the useful lives of its machinery and equipment and was based on experience accumulated from Fab 1 and recent trends in industry practices.
The Company believes that the change better reflects the economics associated with the ownership of the equipment. This change has been accounted for as a change in estimate and was applied prospectively. Total depreciation and amortization expenses included in Cost of Total Revenues was approximately $70 million for the six months ended June 30, 2007, as compared to approximately $76 million for the six months ended June 30, 2006; said reduction was mainly attributed to the aforementioned change, which was partially offset by approximately $5 million of higher depreciation expenses relating to new capital expenditure items for which depreciation commenced during 2007.

     GROSS LOSS. Gross loss for the six months ended June 30, 2007 was $30.2 million, compared to a gross loss of $46.0 million for the six months ended June
30, 2006. The decrease in gross loss was mainly attributable to the 40% increase in sales as compared to a 13% increase in Cost of Total Sales as described above.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for the six months ended June 30, 2007 amounted to $7 million, compared to a similar amount for the six months ended June 30, 2006.

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the six months ended June 30, 2007 amounted to $15.2 million, compared to $10.8 million for the six months ended June 30, 2006. The increase is primarily due to stock based compensation expenses and increased expenses deriving directly from the higher revenues mentioned above.

     OPERATING LOSS. Operating loss for the six months ended June 30, 2007 was
$52.3 million, compared to $63.7 million for the six months ended June 30, 2006.
The decrease in the operating loss is attributable mainly to the decrease in the gross loss described above.

     FINANCING EXPENSES, NET. Financing expenses, net, for the six months ended
June 30, 2007 were $19.6 million, compared to financing expenses, net, of $25.6 million for the six months ended June 30, 2006. This decrease is mainly due to a decrease of $7.2 million in connection with the consummation of the debt restructuring with our banks in September 2006, pursuant to which, approximately
30% of our then outstanding loans were converted into capital notes and the interest rate applicable to the interest payments was decreased to LIBOR + 1.1%, compared to LIBOR + 2.5%, and due to the increase in the exchange rate of the dollar in relation to the NIS which caused a decrease in the dollar amount of our NIS denominated outstanding convertible debt (see below for more details on currency fluctuations). This decrease was offset by an increase of $2.5 million in the discount amortization on our convertible debentures which resulted mainly from the issuance of a new series of convertible debentures in June 2006.

     OTHER INCOME, NET. Other income, net, for the six months ended June 30,
2007 was $0.01 million, compared to $0.6 million for the six months ended June
30, 2006.

     LOSS. Our loss for the six months ended June 30, 2007 was $71.8 million, compared to $88.7 million for the six months ended June 30, 2006. This decrease is primarily attributable to the decrease in the operating loss of $11.4 million and a $6 million decrease in finance expenses.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by a change in valuation of the NIS in relation to the dollar. During the six months ended June 30, 2007, the exchange rate of the dollar in relation to the NIS increased by 0.6%, and the Israeli Consumer Price
Index ("CPI") increased by 1%. (During the six months ended June 30, 2006, there was a decrease of 3.5% in the exchange rate of the dollar in relation to the NIS and an increase of 1.5% in the CPI.)

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.

     Almost all of the cash generated from our operations, and our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 2007, we had an aggregate of $20.7 million in cash and cash equivalents. This compares to $11.5 million we had as of June 30, 2006 in cash, cash equivalents and short-term interest-bearing deposits, of which $2.9 million was contractually restricted for Fab 2 use only.

     During the six months ended June 30, 2007, we received $26.6 million in net proceeds from the issuance of ordinary shares and warrants, $1.4 million from
Investment Center grants and generated a net amount of $9.4 million from our operating activities. These liquidity resources financed the capital expenditure investments we made during the six months ended June 30, 2007, which aggregated
$50.7 million, mainly in connection with the purchase and installation of equipment and other assets for the ramp up of Fab 2 and repayment of convertible debentures in the amount of $7.1 million.

     As of June 30, 2007, we had long-term bank loans, at present value, in the amount of $360.7 million we obtained in connection with the establishment of Fab
2. As of such date, we also had outstanding convertible debentures in the aggregate amount of $91.2 million, of which $6.6 million are presented as current maturities and $20.0 million are presented as an equity component of the convertible debentures as part of shareholders' equity. The amounts of cash and cash equivalents and liabilities in regard of debentures and convertible debentures described in this section entitled "Liquidity and Capital Resources"
do not include the approximately $40 million raised in our June 2007 fundraising, which were released to us in August 2007, all as described in Note
3B to our financial statements as of June 30, 2007.